Giovanni Caruso Partner
345 Park Avenue	Direct	212.407.4866
New York, NY 10154	Main	212.407.4000
	Fax	212.937.3943
	gcaruso@loeb.com

 Via Edgar

October 27, 2016

Justin Dobbie U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Stars Acquisition Corp.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted September 21, 2016
CIK No. 0001680873

Dear Mr. Dobbie:

On behalf of our client, Stars Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated October 6, 2016 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to the draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Justin Dobbie October 27, 2016 Page 2

Prospectus Summary, page 1

Our Management Team, page 2

1.	We note that members of your management team have served as officers and directors of E-compass Acquisition Corp. Please briefly disclose that E-compass has entered into a merger agreement with iFresh, Inc., and the status of that transaction. To the extent material, please revise the last risk factor on page 27 to describe the risks that as a result, management’s time and attention may be diverted from identifying and completing an initial business combination.

Response: The disclosure on pages 2, 27 and 51 has been revised in accordance with the Staff’s comments.

Risk Factors, page 22

Our insiders paid an aggregate of $25,000, or approximately $0.02 per share, page 33

2.	We note you disclose and use $9.09 as the offering price per share in the computation of dilution. Please reconcile this amount to the IPO Units and Private Units offering price of $10.00 per Unit. In this regard, disclose and discuss how you have determined the amount of the Unit offering price that is allocable to both the public and private shares and to the public and private rights. Alternatively, please use the Units offering price of $10.00 in the computation here and in the Dilution table on page 44, as we note this is the offering price used throughout the filing in terms of price per share. Please revise or advise.

Response: The disclosure on pages 33 and 44 has been revised in accordance with the Staff’s comment.

Capitalization, page 46

3.	Please expand the disclosure in note (3) to the table to clarify that the shares issued and outstanding, as adjusted, excludes the 423,000 shares of common stock underlying the rights in the public unit and private unit offerings. We note for the Dilution computation, these underlying shares had been included in the computation. Please disclose here that the underlying common shares will be automatically issued upon consummation of your initial business combination.

Response: The disclosure on page 46 has been revised in accordance with the Staff’s comment.

Justin Dobbie October 27, 2016 Page 3

Rights, page 81

4.	You state that if you enter an initial business combination in which you are not the surviving entity, holders of rights will be entitled to receive the same per share consideration as holders of common stock will receive. Please provide us your analysis how the issuance of underlying common stock will comply with Section 5 of the Securities Act to the extent the you are not the surviving entity upon consummation of the initial business combination and, therefore, another issuer’s securities would be issued upon automatic exercise of the rights as described here.

Response: If the Company is not the surviving entity in a business combination and the surviving entity is issuing its securities to the Company’s common stockholders, the surviving entity would be obligated to file a registration statement relating to the issuance of securities to the common stockholders. The securities to be issued upon the automatic conversion of the rights would be registered concurrently with the securities to be issued to the common stockholders. In such case, a business combination could only close once the registration statement became effective. Because a registration statement covering the issuance of the securities receivable by holders of rights would be effective, such securities could be issued automatically upon closing of the business combination.

Financial Statements

Note 6 – Stockholders’ Equity, page F-13

5.	Please give consideration to disclosing your response to our prior comment 12 in the next amendment, including the cost that would be both charged and credited to additional paid-in capital.

Response: Assuming that the escrow arrangement could be valued, the Company does not believe that such a disclosure would be material to a reader of the Company’s financial statements. The material terms of the escrow agreement have been disclosed, and, as the Company indicated in response to prior comment 12, a valuation of the escrow agreement would not impact the Company’s financial statements. In addition, the escrow agreement does not provide value to a third party - it aligns the interest of the founders with its public stockholders. Therefore, the Company believes that the disclosure of a valuation would be inappropriate and potentially misleading to a reader of the Company’s financial statements.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Justin Dobbie October 27, 2016 Page 4

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner